UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________

FORM 1-SA

SEMIANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A
_________________________________

For the fiscal semiannual period ended June 30, 2024

Park View OZ REIT, Inc

(Exact name of issuer as specified in its charter)

Commission File Number: 024R-00390

Maryland	85-1631598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Beacon Street, 32nd Floor

Boston, MA 02108

(Full mailing address of principal executive offices)

(617) 971-8807

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

1

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this Semiannual Report, unless context otherwise requires, references to “we,” “us,” “our” or the “Company” refer to Park View OZ REIT, Inc, a Maryland corporation, Park View QOZB OP, LP, a Delaware limited partnership (our “Operating Partnership”), and our Operating Partnership’s subsidiaries, taken together.

This semiannual report on Form 1-SA (this “Semiannual Report”) contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the headings “Risk Factors” in our amended offering circular filed July 1, 2024, as the same may be amended or supplemented from time to time, our Annual Financial Report on Form 1-K filed with the SEC on April 29, 2024, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Semiannual Report. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Overview

Park View OZ REIT, Inc is a Maryland corporation formed on June 19, 2020 to originate, invest in and manage a diversified portfolio of commercial real estate properties (the “Company”). Park View Investments, LLC, our sponsor (our “Sponsor” or “Park View Investments”) is the sole general partner of Park View QOZB OP, LP (the “Operating Partnership”) and the Company is the sole limited partner of the Operating Partnership. Substantially all of our invested assets are held by, and all of our operations are conducted primarily through our Operating Partnership, either directly or through its subsidiaries. We are externally managed by Park View OZ REIT Manager, LLC, a Delaware limited liability company (our “Manager”), an affiliate of our sponsor, Park View Investments, LLC (our “Sponsor” or “Park View Investments”).

We are focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. It is our intent to comply with qualified opportunity fund regulations, which will result in at least 90% of our assets being comprised of qualified opportunity zone business property (QOZBP).

Though we will not fall under real estate investment trust (“REIT”) regulations until we claim REIT taxation, we intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to stockholders at least 90% of their annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gain)We intend to qualify as a REIT for federal income tax purposes on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. See “Note 2 – Summary of Significant Accounting Policies – Income Taxes” in our consolidated financial statements included elsewhere in this Semiannual Report for additional details regarding REIT taxation.

Economic Uncertainties

The effects of the global pandemic continue to result in significant disruptions to global economic and market conditions. The Company continues to evaluate the impact of the pandemic, including new variant strains of the underlying virus. Additionally, inflation, rising interest rates, and warfare between Russia and Ukraine may have an adverse impact on our ability to grow our business. For so long as the hostilities continue and perhaps even thereafter as the situation in Europe unfolds, we may see increased volatility in financial markets and a flight to safety by investors, which may make it more difficult for the Company to raise additional capital at the time when it needs to do so, or for financing to be available upon acceptable terms. All or any of these risks separately, or in combination, could have a material adverse effect on our business, financial condition, and results of operations. We cannot predict the timing, strength, or duration of any economic slowdown, instability or recovery.

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Our Offerings

On January 5, 2021, we qualified with the Securities and Exchange Commission (“SEC”) an offering of our common stock, par value $0.01 per share under Regulation A (the “Initial Offering”) to purchase up to $50,000,000 in shares of our common stock on a best efforts basis. On January 13, 2023, we filed a post-qualification amendment and expect to offer up to $75,000,000 in shares of our common stock on a “best efforts” basis in any rolling 12-month period. We intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing new offering statements prior to the end of the three-year period described in Rule 251(d)(3) of Regulation A.

On July 11, 2024, we qualified with the SEC an offering of our common stock, par value $0.01 per share under Regulation A (the “Offering”) to purchase up to $74,980,000 in shares of our common stock on a “best efforts” basis. We reserve the right to extend our Offering term to the extent permissible under applicable law or terminate it at any time. In July of 2021, the Company began operations.

In connection with the Offering, we entered into the Amended Management Agreement (the “Management Agreement”) with our Operating Partnership and our Manager effective as of April 26, 2024. The initial term of the Management Agreement is for five years commencing on the effective date of the Management Agreement, with automatic one-year renewal terms starting on completion of the initial five-year term.

We expect to use substantially all of the net proceeds from the Offering to originate, acquire and structure a diversified portfolio of commercial real estate properties in accordance with our investment strategy described below.

Results of Operations

We were formed on June 19, 2020, and commenced operations in July of 2021. During the 6-month period ended June 30, 2024, the Company generated revenue of approximately $62,000 and has incurred approximately $50,000 in operating expenses. In addition, the Company incurred offering costs of approximately $95,000 which are included as a component of stockholders’ equity.

On June 30, 2022, the Company created a qualified opportunity zone business (QOZB), Park View QOZB OP, LP, a Delaware limited partnership and contributed $2,388,205. The formation of a QOZB is an important step for acquiring qualified opportunity zone business property (QOZBP) in compliance with the opportunity zone regulations.

We acquired our first property in the summer of 2023 in Tampa Heights, Florida. The Company began producing revenue when the first unit was rented in mid-November 2023.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Regulation A offerings to conduct our operations. We have obtained and will continue to obtain the capital required to purchase new investments and conduct our operations from the proceeds of our Initial Offering, our current Offering, and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. If we are unable to raise substantial gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our aggregate targeted property-level leverage, excluding any debt at the REIT level, affordable housing developments, or on assets under development or renovation, after we have acquired a substantial portfolio of stabilized properties is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring, constructing and/or renovating our investments, we may employ greater leverage on individual assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

 In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager and its affiliates in providing services to us. In addition, we will be required to pay certain fees and expenses to our third party administrative and processing agent for administrative and processing services in connection with our offerings.

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We intend to elect to be taxed as a REIT and to operate as a REIT commencing on such date as determined by our Board of Directors, taking into consideration factors such as the timing of our ability to generate cash flows, our ability to satisfy the various requirements applicable to REITs and our ability to maintain our status as a qualified opportunity fund. To maintain our qualification as a REIT, we will be required to make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Board of Directors may authorize dividends in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Board of Directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare dividends based on daily record dates and pay dividends on a quarterly or other periodic basis. We have not established a minimum distribution level.

Trend Information

We are closely monitoring the evolving effects of inflation, the COVID-19 pandemic, conflicts in the Middle East, and the Russian invasion of the Ukraine on commercial real estate markets and the economy in general. We are further monitoring interest rates, and how they may affect our investments and results of operation.

We are not aware of any other material trends, uncertainties, demands, commitments or events, favorable or unfavorable, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the heading “Risk Factors” in our amended offering circular filed July 1, 2024, as the same may be amended or supplemented from time to time, our Annual Financial Report on Form 1-K filed with the SEC on April 29, 2024, and together with all of the other information contained in this Semiannual Report including the consolidated financial statements and the related notes.

Our first investment property, located in Tampa Heights, Florida, saw strong demand and was fully rented as of January 1st, 2024, at an average monthly rent of $5,100. We believe that the demand for these properties has continued to increase over the long term.

We remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting qualified opportunity zone investments, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Item 2. Other Information

On July 12, 2021, we initiated operations and began accepting investor capital. As of September 26, 2024, we have raised a total of $3,328,300 and issued 33,983 shares of common stock of the Company pursuant to Regulation A.

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Item 3. Financial Statements

Index to Consolidated Financial Statements of
Park View OZ REIT Inc

For the period ended June 30, 2024

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Park View OZ REIT, Inc

Consolidated Balance Sheets

	As of June 30, 2024	As of December 31, 2023
Assets:

Cash and cash equivalents	$53,313	$411,651
Property	1,916,760	1,941,821
Other Assets	392,826	39,063
Total Assets	$2,362,899	$2,392,535

Liabilities:

Current Liabilities:

Accrued Expenses	$36,923	$61,203

Due to REIT	-	-

Due to Manager	288,102	191,304

Total Liabilities:	$325,025	$252,507

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; 0 shares issued and outstanding	$-	$-
Common stock, $0.01 par value, 9,000,000 shares authorized; 29,683 and 29,683 shares issued and outstanding, respectively.	297	297
Additional paid-in capital	2,240,104	2,335,481
Retained earnings (deficit)	(202,527)	(195,750)

Total Equity	2,037,874	2,140,028
Total Liabilities and Stockholders’ equity	$2,362,899	$2,392,535

See accompanying notes to consolidated financial statements.

These consolidated financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

F-1

Park View OZ REIT, Inc

Consolidated Statements of Operations

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Rental Income	$61,700	$-

Expenses
General and administrative	49,847	62,110
Depreciation	25,061	-
Total Expenses	74,908	62,110

Interest Income	6,431	793

Net Loss	$(6,777)	$(61,317)

Loss per share of common stock
Net loss per share of common stock	$(0.23)	$(2.08)

Weighted-average shares of common stock	29,683	29,483

See accompanying notes to consolidated financial statements.

These consolidated financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

F-2

Park View OZ REIT, Inc

Consolidated Statements of Changes in Stockholder’s Equity

For the six months ended June 30, 2024

	Preferred Stock - Shares	Preferred Stock - Amount	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2023	-	$-	29,683	$297	$2,335,481	$(195,750)	$2,140,028
Issuance of Common Stock	-	-	-	-	-	-	-
Offering Costs	-	-	-	-	(95,377)	-	(95,377)
Net Loss	-	-	-	-	-	(6,777)	(6,777)

Balance at June 30, 2024	-	$-	29,683	$297	$2,240,104	$(202,527)	$2,037,874

For the six months ended June 30, 2023

	Preferred Stock - Shares	Preferred Stock - Amount	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2022	-	$-	29,483	$295	$2,555,077	$(105,389)	$2,449,983
Issuance of Common Stock	-	-	-	-	-	-	-
Offering Costs	-	-	-	-	(112,711)	-	(112,711)
Net Loss	-	-	-	-	-	(61,317)	(61,317)

Balance at June 30, 2023	-	$-	29,483	$295	$2,442,366	$(166,706)	$2,275,955

See accompanying notes to consolidated financial statements.

These consolidated financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

F-3

Park View OZ REIT, Inc

Consolidated Statements of Cash Flows

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Cash Flows from Operating Activities
Net Loss	$(6,777)	$(61,317)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Depreciation	25,061	-
Changes in operating assets and liabilities:
Other assets	(355,875)	(21,550)
Accrued Expenses	(22,168)	10,066
Due to Manager	96,798	91,305
Net Cash Provided by Operating Activities	(262,961)	18,504

Cash Flows from Financing Activities
Payment of Offering Costs	(95,377)	(112,711)
Net Cash Provided by (Used in) Financing Activities	(95,377)	(112,711)

Net Change in Cash and Cash Equivalents	(358,338)	(94,207)
Cash and Cash Equivalents at the Beginning of Period	411,651	2,488,143
Cash and Cash Equivalents at End of Period	$53,313	$2,393,936

See accompanying notes to consolidated financial statements.

These consolidated financial statements have not been subjected to an audit, review, or compilation, and no assurance is provided on them.

F-4

PARK VIEW OZ REIT, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD ENDED JUNE 30, 2024

1.	Formation and Organization

Park View OZ REIT, Inc (the “Company”) was formed on June 19, 2020, as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes at a later date as determined by the Company’s Board of Directors. The Company was organized to initially function as a qualified opportunity fund, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). As a Qualified Opportunity Fund, the Company's primary purpose is to identify, acquire and develop or redevelop properties located within qualified opportunity zones. All of the Company’s business will be externally managed by Park View REIT Manager, LLC (the “Manager”), a Delaware limited liability company.

The Company began operations on July 12, 2021.

The Company has authorized: (i) 9,000,000 shares of common stock at $.01 par value per share and (ii) 1,000,000 shares of preferred stock at $.01 par value per share. As of June 30, 2021, we have not issued any preferred shares. The Company may increase the number of shares of common or preferred stock without stockholder consent. As of June 30, 2021, the Company has issued 100 shares of common stock to Park View Investments, LLC (the “Sponsor”) for $10,000.

The Company has filed an offering statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $50,000,000 in shares of its common stock, for an initial price of $100 per share. On January 12, 2022, the Company filed a post-qualification amendment on Form 1-A increasing the Offering to $75,000,000 and on January 13, 2023, the Company filed another post-qualification amendment on Form 1-A.

On May 20, 2024, the Company filed a new offering statement on Form 1-A with the SEC with respect to an offering of up to $74,980,000 in shares of its common stock, for an initial price of $100 per share, as amended on July 1, 2024 (the “New Offering”). The New Offering statement was qualified by the SEC on July 7, 2024.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information

We have prepared the accompanying interim consolidated financial statements pursuant to the rules and regulations of the SEC for interim financial reporting. These interim financial statements have been prepared by management and are unaudited and unreviewed and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the rest of 2024. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the December 31, 2023 audited financial statements and accompanying notes.

Basis of Presentation

The accompanying interim consolidated financial statements and related notes of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The consolidated interim financial statements include the accounts of Park View OZ REIT, Inc and its wholly-owned subsidiary. Intercompany balances and transactions between consolidated entities are eliminated.

Estimates

The preparation of the interim consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

F-5

Organizational, Offering and Related Costs

As our Sponsor, Park View Investments, LLC had previously funded our organizational and offering costs. In 2021, we shifted offering costs to the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s management agreement (see Note 3 below), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

Recent Accounting Pronouncements

Management has determined that all recently issued accounting pronouncements will not have a material impact on the Company’s interim consolidated financial statements or do not apply to the Company’s operations.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. Because qualifying opportunity zone investments usually require substantial development or redevelopment the Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

3.	Related Party Arrangements

Park View REIT Manager, LLC

We entered into the Amended Management Agreement (the “Management Agreement”) with our Operating Partnership and our Manager effective as of April 26, 2024. The initial term of the Management Agreement is for five years commencing on the effective date of the Management Agreement, with automatic one-year renewal terms starting on completion of the initial five-year term.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for the actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

4.	Economic Dependency

Under various agreements, the Company has engaged Park View REIT Manager, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Park View REIT Manager, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-6

5.	Stockholder Redemption Plan

On December 7, 2022, FINRA assigned Park View OZ REIT, Inc. the OTC trading symbol “PVOZ”. Although there is no guarantee that a market for our shares will develop, we believe this has the potential to enhance investment liquidity for our shareholders. The Stockholder Repurchase program was put into place to give our shareholders limited liquidity until our shares of stock received a trading symbol. To date no shares have been presented for redemption through this plan. As a result of our shares being available for trading on the OTC market under the symbol “PVOZ”, on January 13, 2023, our Board of Directors voted to terminate our Stockholder Repurchase Plan immediately.

6.	Commitments and Contingencies

As of June 30, 2024, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

7.	Subsequent Events

In preparing the accompanying consolidated financial statements, management has evaluated subsequent events through September 30, 2024 and determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosures in the notes thereto.

F-7

Item 4. Index to Exhibits

Exhibit No.	Description
2A.1	Articles of Amendment and Restatement of the Company(1)
2B.1	Amended and Restated Bylaws of the Company adopted by the Board of Directors on April 26, 2024(4)
4.1	Form of Subscription Package(3)
6.1	Amended and Restated Agreement of Limited Partnership of Park View QOZB OP, LP(4)
6.2	Amended Management Agreement by and among the Company, Park View QOZB OP, LP and Park View OZ REIT Manager, LLC(4)
6.3	Form of Support Agreement by and between the Company, Park View Investments, LLC, and Park View OZ REIT Manager, LLC(2)
6.3	Purchase Agreement dated June 21, 2023 by and between Park View QOZB OP, LP and 420 W Park LLC for Lot 3(5)
6.4	Purchase Agreement dated June 21, 2023 by and between Park View QOZB OP, LP and 420 W Park LLC for Lot 4(5)

(1)	Incorporated by reference to the Company’s Form 1-A as filed with the SEC on October 7, 2020.
(2)	Incorporated by reference to the Company’s Form 1-A POS as filed with the SEC on January 13, 2023.
(3)	Incorporated by reference to Amendment No. 3 of the Company’s Form 1-A as filed with the SEC on December 22, 2020.
(4)	Incorporated by reference to the Company’s Annual Report on Form 1-K as filed with the SEC on April 29, 2024.
(5)	Incorporated by reference to the Company’s Form 1-A as filed with the SEC on May 20, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2024.

Park View OZ REIT Inc

By:	/s/ Michael Kelley
Michael Kelley
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Kelley	Chairman of the Board and Chief Executive Officer	September 30, 2024
Michael Kelley

/s/ Elizabeth Tyminski	Vice Chairman of the Board, Chief Financial Officer	September 30, 2024
Elizabeth Tyminski

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